 Exhibit 5.1

  Subsidiaries of Valcent Products Inc., as of September 15, 2008

  Valcent Products Inc., Alberta, Canada parent corporation to the following:

  Valcent USA Inc., Nevada, USA – 100%
  Valcent Management LLC, Nevada, USA – 100%
  Valcent Manufacturing Ltd., Texas, USA – 100%
  Vertigro Algae Technologies LLC, Texas, USA – 50%
  Valcent Products EU Limited, UK – 100%